UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _4__)*

CAPITAL PACIFIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

14040104

(CUSIP Number)

Dag Wilkinson, Chief Legal Officer

Capital Pacific Holdings, Inc., 4100 MacArthur Boulevard, Suite 200, Newport Beach, CA 92660, (949) 622-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2002

(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

      Check the following box if a fee is being paid with the statement [   ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)
(Page 1 of 12)

CUSIP No. 14040M104	SCHEDULE 13D	Page 2 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CPH2, LLC

2	Check the Appropriate Box if a Member of a Group*	(a) [X]
(b) [ ]

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,113,657

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,113,657

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,657

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 30.1%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14040M104	SCHEDULE 13D	Page 3 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person CPH3, LLC

2	Check the Appropriate Box if a Member of a Group*	(a) [X]
(b) [ ]

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,640,694

	8	Shared Voting Power

	9	Sole Dispositive Power 4,640,694

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,640,694

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 33.9%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14040M104	SCHEDULE 13D	Page 4 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person HADI MAKARECHIAN

2	Check the Appropriate Box if a Member of a Group*	(a) [X]
(b) [ ]

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,640,694

	8	Shared Voting Power 4,113,657

	9	Sole Dispositive Power 4,640,694

	10	Shared Dispositive Power 4,113,657

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,754,351

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*	[ ]

13	Percent of Class Represented by Amount in Row 11 64.0%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 14040M104	SCHEDULE 13D	Page 5 of 12 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person BARBARA MAKARECHIAN

2	Check the Appropriate Box if a Member of a Group*		(a) [X]
(b) [ ]

3	SEC Use Only

4	Source of Funds*	N/A

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)		[ ]

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	Sole Voting Power

		8	Shared Voting Power 4,113,657

		9	Sole Dispositive Power

		10	Shared Dispositive Power 4,113,657

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,113,657

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares*		[ ]

13	Percent of Class Represented by Amount in Row 11 30.1%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

STATEMENT ON SCHEDULE 13D/A

Item 1. Security and Issuer

     The title of the class of equity securities to which this Amendment to Schedule 13D (the “Schedule 13D/A”) relates is Common Stock, $0.10 par value (the “Common Stock”), of Capital Pacific Holdings, Inc., a Delaware corporation (the “Company” or “CPH”). The address of the Company’s principal executive offices is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660.

Item 2. Identify and Background

     Item 2 of the Schedule 13D/A is amended and updated as follows:

     (a)  This 13D/A is filed by Hadi Makarechian, CPH2 LLC, a Delaware limited liability company (“CPH2”), CPH3, LLC, a Delaware limited liability company (“CPH3”), and Barbara A. Makarechian (the “Reporting Persons”). The Reporting Persons and Dale Dowers (“Dowers”), who is a member of CPH2, originally filed a Schedule 13D (the “Original Schedule 13D”) on January 10, 1995 which was amended by Amendment No. 1 filed on September 30, 1997 and Amendment No. 2 on October 10, 1997.

     (b)  The business address of CPH2 and CPH3 is 1776 K Street, N.W., Washington, D.C. 20006, Attention: Brook Edinger. The business address of Hadi Makarechian and Barbara A. Makarechian is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660.

     (c)  The principal business of CPH2 and CPH3 is to act as a holding company through which its members hold their shares of Common Stock of CPH. Hadi Makarechian is the Chairman of the Board and Chief Executive Officer of CPH and the Presiding Member of CPH2 and the Sole Member and Presiding Member of CPH3. Barbara A. Makarechian is a member of CPH2 and a housewife.

     (d)  - (e) During the five year period prior to the filing of the Original Schedule 13D and during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Each of Hadi Makarechian and Barbara A. Makarechian is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is amended and updated as follows:

     As stated in Item 4 below, all of the funds necessary to fund the transactions in the Dowers Sale Agreement (as defined in Item 4 below) are to be obtained from the proceeds of closing under the CPH2 Sale Agreement (as defined in Item 4 below). Accordingly, no financing is required for such transactions.

Item 4. Purpose of Transactions

     Item 4 of the Schedule 13D is amended and updated as follows:

     On December 5, 2002, CPH2, Makallon, LLC (“Makallon”) and California Housing Finance, L.P. (the “Partnership”) entered into a Purchase and Sale Agreement (the “CPH2 Sale Agreement”) pursuant to which, subject to the terms and conditions thereof, including but not limited to the conditions to closing contained therein, the Partnership and Makallon have agreed to purchase from CPH2 a total of 1,674,737 shares of common stock of CPH (“Shares”). If this transaction is consummated, the Partnership will acquire 902,425 Shares and Makallon will acquire 772,312 Shares and CPH2’s holdings in the Company will decline by 1,674,737 Shares.

     In addition, on December 5, 2002, CPH2 and Dowers entered into a Purchase and Sale Agreement (the “Dowers Sale Agreement”), pursuant to which and subject to the terms and conditions thereof, including but not limited to the conditions to closing contained therein, in exchange for selling all of his interest in CPH2 to CPH2 and releasing all of his claims against the other Stipulation Parties (as defined below), Dowers will receive from CPH2 approximately $11.3 Million, a substantial portion of which will be used by Dowers to pay contingency-based legal fees (the “Dowers Settlement Consideration”) consisting of $9.3 Million plus $2 Million (the “Escrow Amount”) placed into an escrow account pending the closing under the CPH2 Sale Agreement (less any amounts spent by CPH in printing and delivering notice of the settlement of the Action (as defined below) to its shareholders and plus any earnings on such Escrow Amount the (“Net Escrow Balance”)). In addition, CPH2 has agreed to pay $200,000 directly to Dowers’ counsel (the “Counsel Payment”). The Counsel Payment and the Dowers Settlement Consideration will be paid entirely from the proceeds of the sale of Shares formerly beneficially owned by Dowers under the CPH2 Sale Agreement.

     The CPH2 Sale Agreement and the Dowers Sale Agreement were entered into pursuant to that certain Stipulation of Settlement dated as of December 5, 2002 (the “Stipulation”) among the Partnership and certain persons and entities related thereto, CPH, Hadi Makarechian and certain of the Company’s other directors, Capital Pacific Holdings, LLC, CPH2, CPH3, Makallon, Paul Makarechian, Makar Properties, LLC and Dowers (the “Stipulation Parties”). The Stipulation was entered into by the Stipulation Parties to settle fully all of the claims and counter-claims brought in the case Dale Dowers v. Hadi Makarechian, et al. (Orange County Superior Court Case No. 01 CC 06121) (the “Action”), and was submitted to the Court for its consideration on December 5, 2002. The proposed settlement set forth in the Stipulation includes, among other things, releases granted by the plaintiff and the defendants in the Action and by CPH2, CPH3, CPH and Capital Pacific Holdings, LLC; CPH’s agreement to institute new corporate governance provisions; and certain other contemplated transactions, including the CPH2 Sale Agreement and the Dowers Sale Agreement, further described as follows:

     First, if the Court enters an order preliminarily approving the settlement set forth in the Stipulation and providing for notice of the settlement to the Company’s shareholders, the Partnership will deposit the Escrow Amount.

     Second, if the transactions under the CPH2 Sale Agreement are consummated, CPH2 will sell and the Partnership will acquire 902,425 Shares of Voting Common Stock and Makallon will acquire 772,312 Shares of Voting Common Stock, subject to Makallon’s obligation to simultaneously exchange such shares for Non-Voting Stock pursuant to the terms of the Conversion Agreement as further described below. Payment for these Shares will be divided into three parts: (1) the Partnership will pay the Counsel Payment directly to Dowers’ counsel on behalf of CPH2; (2) the Partnership will pay $3,994,217 and the Net Escrow Balance directly to Dowers on behalf of CPH2; and (3) Makallon will pay $5,305,783 directly to Dowers on behalf of CPH2. These payments will satisfy all of CPH2’s payment obligations under the Stipulation and the Dowers Sale Agreement.

     Third, on December 5, 2002, the Company, CPH2, CPH3, the Partnership, and Makallon entered into a Conversion Agreement (the “Conversion Agreement”). Pursuant to the Conversion Agreement, upon the closing of the transactions contemplated by the CPH2 Sale Agreement, Makallon has agreed to exchange the 772,312 Shares of Voting Common Stock it has agreed to purchase from CPH2 for newly issued, Non-Voting Common Stock. Under the Conversion Agreement, the Company has agreed to exchange the Shares of Non-Voting Common Stock to be owned by Makallon for Shares of Voting Common Stock upon the occurrence of certain events. In addition, the Partnership and Makallon are granted registration rights for all of the Shares they have each agreed to acquire pursuant to the CPH2 Sale Agreement under that certain Registration Rights Agreement dated October 1, 1997 by and between the Company and the Partnership (the “Registration Rights Agreement”), as amended by Section 2.3(b) of the Interest Exchange Agreement dated as of February 15, 2001 by and between the Company and the Partnership (the “Exchange Agreement”).

     Finally, certain of the Stipulation Parties have separately entered into an agreement and release (the “Agreement and Release”), pursuant to which they have granted various releases to each other related to the Action.

     The closings under each of the Dowers Sale Agreement, the CPH2 Sale Agreement and the Conversion Agreement (together, the “Operative Agreements”), the effectiveness of the releases under the Agreement and Release and any other provisions included in the Stipulation are contingent upon the Court’s entry of a judgment and order for dismissal with respect to the Action, the time for an appeal of such judgment having run and such judgment becoming final, the satisfaction of the closing conditions under each of the Operative Agreements and certain other matters set forth in the Stipulation.

     This summary of the Stipulation, the Dowers Sale Agreement, the CPH2 Sale Agreement and the Conversion Agreement is qualified in its entirety by the terms and conditions of each such agreement. The Dowers Sale Agreement is filed as an Exhibit “5” to this Schedule 13D/A. The CPH2 Sale Agreement and the Conversion Agreement are filed as filed as Exhibits “Q” and “R”, respectively, to the Schedule 13D filed by the Partnership on or about December 5, 2002 and incorporated by reference herein. The summary of the Stipulation is qualified in its entirety by the terms and conditions of the Stipulation, which Stipulation may be found with the Orange County Superior Court, Complex Litigation Center, Records Department, 751 West Santa Ana Boulevard, Building 36, Santa Ana, CA 92701, Telephone Number: (714) 568-4832. For information regarding the Action, see the Company’s 10-Q for the quarter ended August 31, 2002 filed with the SEC on October 15, 2002. For a copy of the Registration Rights Agreement see the Partnership’s Schedule 13D Amendment No. 1 dated October 9, 1997 and filed with the SEC on October 9, 1997. For a copy of the Exchange Agreement, see the Partnership’s Schedule 13D Amendment No. 10 dated February 16, 2001.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Schedule 13D is amended and restated as follows:

     CPH2 is the beneficial owner of 4,113,657 shares of Common Stock representing approximately 30.1% of the 13,679,362 shares of Voting Common Stock issued and outstanding as of November 25, 2002. In the event the transactions contemplated by the CPH2 Sale Agreement are consummated, CPH2 will be the owner of 2,438,920 shares of Voting Common Stock, representing 17.8% of the 13,679,362 shares of Voting Common Stock issued and outstanding as of November 25, 2002. CPH2 has the sole power to vote or direct the vote, and to dispose or direct the disposition of all such shares.

     Hadi Makarechian, as the owner of 53.55% of the membership interest of CPH2, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock of CPH held by CPH2. Mr. Makarechian, as of December 3, 2002, has gifted to his wife, Barbara A. Makarechian, 4.99% of the beneficial interests in CPH2.

     CPH3, in which Mr. Makarechian is the sole member, owns an additional 4,640,694 shares of Common Stock of CPH, representing approximately 33.9% of the 13,679,362 shares of Voting Common Stock issued and outstanding. As the owner of 100%of the membership interest of CPH3, Mr. Makarechian continues to have sole power to vote or direct the vote, and to dispose or order the disposition of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Other than the Dowers Sale Agreement (which is attached hereto as Exhibit “5”), the CPH2 Sale Agreement and the Conversion Agreement and the other agreements described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibits 1-3: Previously filed are not included herewith.

     Exhibit 4: Agreement Pursuant to Rule 13d-1(k)(1)(iii).

     Exhibit 5: Dowers Sale Agreement

[SIGNATURES ON FOLLOWING PAGE]

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated as of the 9th day of December, 2002.

CPH2, LLC, a Delaware limited liability company

By:	/s/ Hadi Makarechian
Hadi Makarechian, Member

CPH3, LLC, a Delaware limited liability company

By:	/s/ Hadi Makarechian
Hadi Makarechian, Member

/s/ Hadi Makarechian Hadi Makarechian

/s/ Barbara A. Makarechian Barbara A. Makarechian

EXHIBIT INDEX

Exhibit 4:	Agreement Pursuant to Rule 13d-1(k)(1)(iii).
Exhibit 5:	Dowers Sale Agreement